EX-99.77M

On September 27, 2007, the net assets of the Calvert Variable Series, Inc. Social Small Cap Growth Portfolio ("Small Cap Portfolio") merged into the Calvert Variable Series, Inc. Social Mid Cap Growth Portfolio ("Mid Cap Portfolio"). The merger was accomplished by a tax-free exchange of 257,722 shares of the Mid Cap Portfolio (valued at $8,151,735) for 499,408 shares of the Small Cap Portfolio outstanding at September 27, 2007. The Small Cap Portfolio's net assets as of September 27, 2007, including $1,386,431 of unrealized appreciation, were combined with those of the Mid Cap Portfolio. The Board of Directors of Calvert Variable Series, Inc. approved the merger on June 7, 2007, and shareholders of Small Cap Portfolio approved the merger on September 27, 2007.